May 18, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: SiSi Cheng

Re:	Request for Effectiveness for EMCORE Corporation
Registration Statement on Form S-3 (File No. 333-256090)

Dear Ms. Cheng:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EMCORE Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time on Thursday, May 20, 2021, or as soon thereafter as practicable. The Registrant respectfully requests that you notify James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP of such effectiveness by telephone at (650) 233-4754.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Masetti at the telephone number above.

Very truly yours,

EMCORE Corporation

By:	/s/ Ryan Hochgesang
	Name:	Ryan Hochgesang
	Title:	VP, General Counsel

cc:	James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP